  Law Offices of Thomas E. Puzzo, PLLC
3823 44th Ave. NE
Seattle, Washington 98105
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com Writer’s cell: (206) 412-6868

September 12, 2013

VIA EDGAR

Pamela A. Long Assistant Director U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Dinamo Corp. (the “Company”) Amendment No. 1 to Registration Statement on Form S-1 Filed September 9, 2013 File No. 333-189550

Dear Ms. Long:

We respectfully hereby submit the information in this letter, on behalf of our client, Dinamo Corp., in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 19, 2013.  Amendment No. 1 to the Company’s referenced Form S-1 was filed with the Commission via EDGAR on or about September 9, 2013.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  References to page numbers are made to the redlined Form S-1.

General

1. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is “a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity.” In discussing this definition in the adopting release, the Commission stated that it would “scrutinize…offerings for attempts to create the appearance that the registrant…has a specific business plan, in an effort to avoid the application of Rule 419.” See Security Act Release No. 33-6932 (April 28, 1992). Your disclosure indicates that Dinamo Corp. is a development stage company that has no revenue, no material assets, a minimal amount of cash, no firm commitments or plans for raising additional financing, no definitive agreements for selling its products, and no current business activity. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and should comply with Rule 419. Please revise the registration statement to comply with Rule 419, or supplementally, provide a detailed explanation as to why Rule 419 does not apply to Dinamo Corp. and this offering.

Company response:  The Company is not a “blank check company.”  Rule 419, promulgated pursuant to the Securities Act of 1933, as amended (the “Securities Act”), states, in relevant part, that:

. . . the term “blank check company” shall mean a company that:

•
Is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and

•	Is issuing “penny stock,” as defined in Rule 3a51-1 under the Securities Exchange Act of 1934. . . .

See also Securities Act § 7(b)(3).  By its terms, “Rule 419 is not applicable to a penny stock offering by a start-up company if it has a specific business plan. – e.g. to develop and market software programs . . . .”  Harold S. Bloomenthal, Securities Law Handbook vol. 1 457 (2001).

In several places of the Company’s Form S-1, filed June 24, 2013 the Company states its specific business plan.  For example, on page 20, the Company states:

Dinamo Corp. has executed Contract on 27th day of March 2013, with "COSMET", manufacturing company having a principal office in Torun, Poland. According to the agreement, "COSMET" has agreed to develop, manufacture and supply us with redemption machines (Bad Pirates, Treasure diver). Dinamo Corp. will then distribute these redemption machines to their clients. The machines can be adjusted to different voice and language settings as well as program the clients’ own script. This allows for co-branding when used to advertise where conveniently placed. Our machines can be programmed and sound in different languishes that can allow owners to promote some special while it is being used. We are not going to be involved in co-branding but the owners can use it as an advertising tool if needed.

Further details of the Company’s business plan continue through the beginning of page 23.  The Company also discloses parts of its business plan, such as its Plan of Operation, in its Management’s Discussion and Analysis of Financial Condition and Plan of Operation on pages 15 through 18 of its Form S-1.  The Company has even entered into a development and manufacturing agreement with Cosmet, as disclosed on page 20. Therefore, the Company has a business plan and begun operations based on that plan.

The Company hereby confirms that it has no plan, agreement, arrangement or understanding to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.

Because the Company (i) has a business plan to develop and market granite products based on a plan developed by the Company and (ii) has no plan, agreement, arrangement or understanding to engage in a merger or acquisition with an unidentified company or companies, or other entity or person, it is not a blank check company within the meaning of Rule 419.  The Company’s factual situation, therefore, squarely fits within the interpretation of Bloomenthal as to what is not a blank check company: “Rule 419 is not applicable to a penny stock offering by a start-up company if it has a specific business plan. – e.g. to develop and market software programs . . . .”

2. Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please:

Disclose that you are an emerging growth company;

•	Describe how and when a company may lose emerging growth company status;

•
Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	State your election under Section 107(b) of the JOBS Act:

•
If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

•
If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Company response:  The Company has revised its disclosure in the Form S-1 on the prospectus cover page, the summary of business on page 6, and the risk factors on pages 8, and 9.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Company response:  The Company confirms that it has made no written communications, as defined in Rule 405 under the Securities Act, that it, or anyone authorized to do so on its behalf, to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, the Company confirms that it has no research reports about itself that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.  The Company further confirms that no broker or dealer that is participating or will participate in its offering.

4. We note your references to “Ms. Gajdzis,” your sole office and director. We also note repeated references throughout the prospectus to “him” and “he” in reference to Ms. Gajdzis, your sole officer and director. For example, on page 2, you note that this “[p]rospectus will permit our President to sell the shares directly to the public, with no commission or other remuneration payable to him for any shares he may sell. In offering the securities on our behalf, he will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 . . . .” [emphasis added]. This is only one example and is not meant to be an exhaustive list. Please revise the registration statement here and throughout to resolve this inconsistency.

Company response:  The Company has revised the Form S-1 to change “him to “her” on pages 3, 10, 17 in compliance with this comment, and to change “he” to “she” on pages 3, 10, 11, 17, 25, and 27.

5. Please supplementally confirm to us whether the company, the company’s officer and director, any company promoters, or their affiliates intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company.

Company response:  The Company hereby confirms that it, the Company’s officer and director, any Company promoters, and/or their affiliates do not intend for the Company, once it is reporting, to be used as a vehicle for a private company to become a reporting company.

6. Please revise the prospectus so that the disclosure you provide is current, accurate and complete. The following are only examples of inconsistencies or incomplete references we observed. In your letter of response, please explain precisely how and where in your amended document you have addressed each such statement:

•	Several references to “officers and directors” whereas you have only one officer and director;

•	You reference “our sole director, Mr. Lewandowski . . .” on page 6. As it does not appear that Mr. Lewandowski is affiliated with the company in any capacity, please revise;

•	You reference a “Public Offering” on page 16, but this term is not defined anywhere; and

•	Your reference to programming your machines in “different languishes [sic]” on page 20.

Company response:  The Company has revised the Form S-1 on pages 6, 16, 20, 21, 25, F-7, and F-9.

Registration Statement Cover Page

Calculation of Registration Fee

7. Refer to footnote (1) of the Calculation of Registration Fee table. Rule 457(o) of the Securities Act of 1933 does not appear to be the applicable subsection to calculate the fee associated with your common stock. Given that you are registering a number of shares, please revise to indicate that you are registering under Rule 457(a) of the Securities Act of 1933. For guidance, refer to Rule 457(a) of the Securities Act of 1933 and to Question 240.01 of the Securities Act Rules Compliance and Disclosure Interpretations.

Company response:  The Company has revised footnote (1) to the Registration Fee table.

Prospectus Cover Page

8. We note the disclosure that members of your management have not been previously involved in the management or ownership of a development stage company that has not implemented fully its business plan, engaged in a change of control or similar transaction, or has generated no or minimal revenues to date. However, please revise your prospectus to disclose all other registration statements of companies for which your sole officer and director and affiliates may have acted as promoters or in which they have a controlling interest by describing in detail the nature and extent of the direct or indirect relationship between your officer and director and these companies and their affiliates. The disclosure should indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the U.S. Securities and Exchange Commission.

Company response:  The Company confirms that there are no registration statements of companies for which your sole officer and director and/or affiliates have acted as promoters or in which they have a controlling interest.

9. Please prominently disclose that the company is a “shell company” as defined by Rule 405 under the Securities Act of 1933, as amended. Accordingly, the securities sold in this offering can only be resold through registration under the Securities Act of 1933, Section 4(1), if available, for non-affiliates, or by meeting the conditions of Rule 144(i). Also, revise your disclosure throughout your prospectus, including in your risk factors, to account for the implications of being designated a shell company. Alternatively, please provide us with your analysis why you do not fit the definition of a “shell company.”

Company response:  The Company has revised the Form S-1 on the prospectus cover page and pages 3, 9 and 29 in compliance with this comment.

10. Please disclose the net proceeds you shall receive after deducting related expenses. See Item 501(b)(3) of Regulation S-K.

Company response:  The Company has revised the Form S-1 on the prospectus cover page in compliance with this comment.

11. We note your statement here and in other places that “it is possible that a creditor could attach your subscription which could preclude or delay the return of money to you.” In light of your disclosure elsewhere that there are no minimum number of shares required to be sold and that funds raised from the offering will not be placed in an escrow, trust or similar account, please tell us the circumstances under which investors’ subscriptions or moneys may be returned to them.

Company response:  The Company has removed the paragraph on the prospectus cover page related to this comment because there is no minimum number of securities required to be sold.

Prospectus Summary, page 6

12. Please disclose the specific factual basis for and the context of all Dinamo Corp.’s beliefs, understandings, estimates, and opinions throughout the prospectus.

Company response:  The Company has revised the Form S-1 on page 20 and 21 in compliance with this comment.

13. Please revise your disclosure here and throughout your prospectus to reflect the current state of your operations. For example, we note your statement that your “business is distribution of redemption machines.” Based on your financial statements and the balance of your disclosure, it appears that your operations to date have been merely preparatory and have not generated any revenues. Please revise your disclosure to differentiate between the current status of your operations and your aspirations.

Company response:  The Company has revised the Form S-1 on page 6 and 20 in compliance with this comment.

14. We note your disclosure on page 10 that your sole officer will devote approximately 20 hours per week to the company’s operations. Please revise your summary to discuss your sole officer’s and director’s reasons for pursuing public company status at this time in the company’s development and with limited time and attention from your sole officer and director. Discuss the advantages and disadvantages of doing so, including your sole officer’s and director’s estimate of the increased expenses of publicly reporting. For example, we note that the expenses for this offering are approximately $9,000. This amount exceeds your current assets.

Company response:  The Company has revised the Form S-1 under the prospectus summary on page 6 in compliance with this comment.  Please also see the first two risk factor regarding shell companies and the costs associated with being a reporting isser added to page 9.

15. We note that you need to raise a minimum of $40,000 from this offering to implement your plan of operation. Please briefly explain why you believe prospective investors should bear the risk that you will be unable to raise sufficient funds to implement your plan in the absence of a minimum offering amount or escrow account. Please also revise to clarify that the amount of funds necessary to implement your plan of operation cannot be predicted with any certainty and may exceed any estimates you set forth.

Company response:  The Company has revised the first paragraph of the prospectus cover page on the Form S-1 in response this comment.

Risk Factors, page 7

16. We note your risk factor on page 12 regarding the lack of experience of your sole officer and director in running a public reporting company. We also note that your sole officer and director appears to have no experience with accounting or preparing financial statements. Please disclose that as a risk factor.

Company response:  The Company has added a risk factor to page 12.

17. Please revise to address the risk that because companies in your industry appear to consist of mostly non-public companies, a small company in your industry with the added expenses of being a reporting company might have a competitive disadvantage. Alternatively, please tell us why such a risk factor is not necessary.

Company response:  The Company has added disclosure to the risk factor titled, “WE OPERATE IN A HIGHLY COMPETITIVE ENVIRONMENT, AND IF WE ARE UNABLE TO COMPETE WITH OUR COMPETITORS, OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS, CASH FLOWS AND PROSPECTS COULD BE MATERIALLY ADVERSELY AFFECTED,” on page 9.

18. We note that your sole director is also an officer. Please revise to add a risk factor that addresses the risk that because your sole officer will determine her salary and perquisites, there may not be funds available for net income. Alternatively, please tell us why such a risk factor is not necessary.

Company response:  The Company has added disclosure to the risk factor titled, “BECAUSE OUR OFFICERS AND DIRECTOR WILL OWN 52.94% OR MORE OF OUR OUTSTANDING COMMON STOCK, IF MAXIMUM OFFERING SHARES ARE SOLD, THEY WILL MAKE AND CONTROL CORPORATE DECISIONS THAT MAY BE DISADVANTAGEOUS TO MINORITY SHAREHOLDERS,” on page 9.

We Operate in a Highly Competitive Environment . . ., page 9

19. Please revise this risk factor to explain its particular applicability to you, such as the low barriers to entry into the market. Currently, this risk factor is generic and conclusory.

Company response:  The Company has added disclosure to the risk factor titled, “WE OPERATE IN A HIGHLY COMPETITIVE ENVIRONMENT, AND IF WE ARE UNABLE TO COMPETE WITH OUR COMPETITORS, OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS, CASH FLOWS AND PROSPECTS COULD BE MATERIALLY ADVERSELY AFFECTED,” on page 9.

Use of Proceeds, page 13

20. We note that Ms. Gajdzis has advanced you funds and has verbally agreed to loan the company funds to complete the registration process as well as to advance funds to operate in the event you do not raise a sufficient amount in this offering. If the company is party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, you should provide a written description of the contract as an exhibit. For guidance, refer to Question 146.04 in the Regulation S-K section of our “Compliance and Disclosure Interpretations” which is available on the Commission’s website at http://www.sec.gov.

Company response:  The Company has included as Exhibit 10.2 a description of the oral contract with Ms. Gajdzis in compliance with this comment.

21. We note the disclosure that Ms. Gajdzis will not be repaid from the proceeds of this offering but rather from revenue from operations; however, please disclose that you are free to change this arrangement. Please include a risk factor addressing this.

Company response:  The Company has added disclosure to the risk factor titled, “BECAUSE OUR OFFICERS AND DIRECTOR WILL OWN 52.94% OR MORE OF OUR OUTSTANDING COMMON STOCK, IF MAXIMUM OFFERING SHARES ARE SOLD, THEY WILL MAKE AND CONTROL CORPORATE DECISIONS THAT MAY BE DISADVANTAGEOUS TO MINORITY SHAREHOLDERS,” on page 9.

22. Please revise the proceeds table to also disclose the amount of proceeds to the company if 10% of the shares being offered are sold.

Company response:  The Company has added an $8,000 column to the Use of Proceeds table on page 13 in compliance with this comment.

23. Please revise to include a footnote describing the miscellaneous expenses.

Company response:  The Company has added a footnote no. 1 o the Use of Proceeds table on page 13 in compliance with this comment.

24. Please provide a footnote explaining the increase in proposed marketing expenses from $18,000 if $40,000 is raised in the offering, to $41,000 if $80,000 is raised in the offering. Your discussion of marketing on page 17 does not adequately explain this material difference in marketing expenses.

Company response:  The Company has added a footnote no. 2 o the Use of Proceeds table on page 13 in compliance with this comment.  Additionally, the Company has revised its disclosure on page 17 to include the text, “and up to $41,000” after referencing “at least $18,000”

Dilution, page 13

25. We refer to your table under the captions “Existing Stockholders if 50% of Shares are Sold” and “Existing Stockholders if 100% of the Shares are Sold.” Under both captions, the line item “Net tangible book value per share before offering” does not appear to show what the line item suggests, but rather shows net tangible book value before the offering. Please advise or revise your registration statement as appropriate.

Company response:  The Company has revised the referenced line items to change “4,049” to “0.0008.”

Management’s Discussion and Analysis or Plan of Operation, page 14

26. Please disclose the amount of money you have been advanced by Ms. Gajdzis, the terms of such loan and the amounts still outstanding.

Company response:  The Company has revised the Form S-1 on page 15 in compliance with this comment.

Plan of Operation, page 15

27. We note your disclosure on page 16 that “[o]ur main clients are distributors . . . .” As it does not appear that you have any clients as of the date of the registration statement, please revise your disclosure to clarify who you believe your main clients will be in the future and remove any implication that you have ongoing operations or clients.

Company response:  The Company has revised the Form S-1 on page 16 in compliance with this comment.

28. We note your inclusion of links to websites where “you can see list of all distributors and their location.” Please disclose whether you are attempting to incorporate the information on external websites into this prospectus. Please see our Use of Electronic Media, Interpretive Release No. 33-7856 (Apr. 28, 2000) for further guidance regarding the use of hyperlinks in your prospectus.

Company response:  The Company has revised the Form S-1 on page 16 to remove links to websites.

29. We note your disclosure on page 17 that you intend to engage in direct mailing, phone calls and web advertisements. Please expand your disclosure to clarify how you will determine recipients of your mailing and telephone call efforts as well as which web advertisement services you will target.

Company response:  The Company has revised the Form S-1 on page 17 in compliance with this comment.

Estimated Expenses for the Next Twelve Month Period, page 17

30. We note your disclosure on page 17 of the $40,000 of estimated expenses to fund your plan of operation over the next twelve months. We also note your disclosure on page 15 that “[e]ven if we raise $80,000 from this offering, it will last one year . . . and we will have to revert to obtaining additional money.” Please revise your disclosure to correct this apparent inconsistency.

Company response:  The Company has revised its disclosure on page 17 the Form S-1 to clarify that it must raise at least $80,000 to fund its plan of operation.

Liquidity and Capital Resources, page 18

31. You state that current cash on hand will be used to pay the fees and expenses of this offering, which are estimated to be $9,000. Please revise this statement as your existing cash on hand as of April 30, 2013 is $4,549 and is not sufficient to cover this estimated cost.

Company response:  The Company has revised the Form S-1 on page 18 to state that the Company’s current cash on hand is not sufficient to pay the fees and expenses of the offering.

Description of Business, page 20

32. Please revise to clarify that it is your belief that “[c]omic style artwork along with great audio and visual effects . . . will make Bad Pirates an irresistible redemption game.”

Company response:  The Company has revised the Form S-1 on page 20 in compliance with this comment.

33. It appears that much of the disclosure on page 21, in the paragraph beginning with “[r]edemption games are typically . . .” and the two paragraphs immediately thereafter, is a direct quote from Wikipedia. To the extent that the disclosure in this section is a direct quote from Wikipedia, please revise to clearly indicate that it is such.

Company response:  The Company has revised the referenced disclosure on page 21 of the Form S-1 in compliance with this comment.

Target Market, page 21

34. Please explain your reference to “bell and whistles” on page 21 or revise your language.

Company response:  The Company has revised its disclosure on page 21 in compliance with this comment.

Contracts, page 22

35. Please revise your description of the agreement with PW Cosmet to include a narrative description of the material terms, rather than simply repeating all of the provisions of the Cosmet contract word for word. For example, your disclosure in the prospectus includes the defined terms “Distributor,” “Products” and “Seller” without providing the definitions provided for in the Cosmet contract. In addition, we note a reference to “Territory” in the Cosmet contract, but this term is not defined in either the prospectus or in the Cosmet contract. Please advise.

Company response:  The Company has revised the Form S-1 on page 22 to disclose a narrative description of the material terms of the agreement it has with Cosmet.  The term “Territory” is not defined in the contract, and as such has no meaning in terms of geographical location.

Insurance, page 23

36. We note your disclosure that you will not maintain any insurance. Please consider revising to discuss the risks of not having insurance in your risk factors section or tell us why this is not necessary.

Company response:  The Company has added a risk factor to page 10 of the Form S-1.

Competition, page 23

37. We note your disclosure that competitors “will be able to afford to offer greater price for similar redemption machines than us . . . .” Please revise to discuss this obstacle and describe how your business plan is designed to overcome it.

Company response:  The Company has revised the Form S-1 on page 23 in compliance with this comment.

Directors, Executive Officers, Promoter and Control Persons, page 25

38. Please describe the business experience of Ms. Jolanta Gajdzis for the past five years as required by Item 401(e)(1) of Regulation S-K. We note, for example, that you disclose that Ms. Gajdzis has been managing her own redemption game room business for the last six years. Please revise your disclosure to include a brief explanation as to the nature of the responsibility undertaken by Ms. Gajdzis in connection with her management of her redemption game room business, the name of her company and the amount of time she dedicates to managing her own game room business.

Company response:  The Company has revised the Form S-1 on page 25 in compliance with this comment.

39. Please revise here and in the prospectus summary to discuss potential conflicts of interest that may result because your sole officer and director only works for you part time and is also engaged in a similar business to you. Please add a risk factor describing the attendant risks.

Company response:  The Company has revised the Form S-1 on page 25 and added a risk factor to page 12 in compliance with this comment.

40. Please revise your disclosure to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Ms. Gajdzis should serve as a director in light of your business and structure. Refer to Item 401(e) of Regulation S-K.

Company response:  The Company has revised the Form S-1 on page 25 in compliance with this comment.

Security Ownership of Certain Beneficial Owners and Management, page 27

41. We note references to “April 30, 2011” and “April 00, 2013” in this section [emphasis added]. Please revise.

Company response:  The Company has revised the Form S-1 on page 27 in compliance with this comment.

Plan of Distribution, page 27

42. Please provide sufficient disclosure on the manner in which the securities will be offered. For example, indicate whether investors will be solicited through direct mailings, exclusively through personal contact, or investment meetings. Provide us supplementally with copies of any materials that you intend to use in this regard.

Company response:  The Company has revised the Form S-1 on page 27 in compliance with this comment.  The Company confirms that it does not have any to materials it will use in connection with offering and plan only to distribute a valid prospectus, part of the Form S-1, in connection with the offering.

43. Please disclose whether Ms. Gajdzis intends to purchase shares in this offering.

Company response:  The Company has revised the Form S-1 on page 27 in compliance with this comment.

44. We note your disclosure on page 29 that the “offering will not be made in the State of Nevada . . .” and your disclosure on page 28 that in “order to comply with the applicable securities laws of certain states, the securities will be offered or sold in those [states] only if they have been registered or qualified for sale [in those states]; an exemption from such registration or of qualification requirement is available and with which Dinamo Corp. has complied.” Please disclose where you intend to offer the securities.

Company response:  The Company has revised the Form S-1 on page 28 in compliance with this comment.

Procedures for Subscribing, page 28

45. Please file a form of your subscription agreement as an exhibit to your next amendment.

Company response:  The Company has attached a form of subscription agreement as Exhibit 10.2 to the Form S-1.

Description of Securities, page 29

46. We note that you refer prospective investors to the “applicable statutes of the State of Nevada.” Please provide a description of those statutes necessary to an understanding of the material rights and liabilities of holders of your securities.

Company response:  The Company has removed the referenced disclosure on page 29 because the material rights of holders of shares of common stock are disclosed under the heading “Common Stock” on page 29.

Interests of Named Experts and Counsel, page 30

47. We note your disclosure that no expert or counsel has a substantial interest exceeding $80,000. Please revise to disclose whether any expert or counsel has an interest exceeding $50,000 pursuant to Item 509 of Regulation S-K. Refer to Instruction 1 of the Instructions to Item 509.

Company response:  The Company has revised the Form S-1 on page 30 in compliance with this comment.

Please contact the undersigned with any questions or comments.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo